03043115

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E. 12-1-03

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December, 2003
Commission File Number: 000-12713

NEC CORPORATION
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): X

* Submitted solely to provide the attached semiannual report.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Information furnished on this form:

Semiannual report of NEC Corporation for the six months ended September 30, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By [signature]
Fujio Okada
General Manager, Legal Division

Date: December 8, 2003

NEC CORPORATION

Semiannual Report

Six months ended September 30, 2003

Empowered by Innovation

NEC

O OUR SHAREHOLDERS

uring the first half of fiscal 2004, the six-month period ıded September 30, 2003, NEC realized income before ıcome taxes and net income, achieving profitability. lthough the outlook for our business environment does ɔt promise a quick recovery, especially with the direc- on of the economy uncertain and deflation expected to ɔntinue, we will continue to make every effort to improve ur earnings and our performance in the future.

ONSOLIDATED FINANCIAL RESULTS

uring the first half of fiscal 2004, NEC's consolidated et sales were ¥2,283.0 billion ($20,568 million), an ıcrease of 5% compared with the same period a year ago. his sales growth was largely driven by a 21% increase in ales in the Network Solutions business resulting from ıe strong performance of our mobile handset business ı Japan and overseas. Sales in the IT Solutions busi- ess were mostly the same and sales in the Electron evices business decreased by 3%, compared with the ɔrresponding period of the previous fiscal year.

NEC recorded income before income taxes of ¥77.8 illion ($701 million), an increase of ¥57.4 billion from the ame period a year ago, mainly reflecting the increase in et sales, progress with structural reforms, cost reduc- ons and gains due to the public offerings of subsidiaries. IEC recorded net income of ¥15.5 billion ($140 million), n increase of ¥14.5 billion from the same period of the revious fiscal year.

Aided by these improvements in earnings, we have made progress towards realizing one of our key priorities — improving our financial structure. As of September 30, 2003, shareholders' equity was ¥391.1 billion ($3,523 million), an increase of ¥32.6 billion from March 31, 2003. Net interest-bearing debt (total interest-bearing debt less cash and cash equivalents) decreased ¥208.2 billion to ¥934.5 billion ($8,419 million), due in large part to measures taken to streamline assets.

In view of these circumstances, we have decided to resume an interim dividend of ¥3.00 ($0.027) per share for the first half of fiscal 2004.

TOWARD FUTURE GROWTH

NEC's two core domains are the Integrated IT/Network Solutions business — a field that combines computers and telecommunications — and the Semiconductor Solutions business. NEC plans to continue to advance strategies that fit the distinctive characteristics of these two business domains.

In Japan there are currently over 10 million broadband (higher-speed, higher-capacity communications networks) subscribers. Japan is also at the forefront in offering advanced functions such as mobile Internet access and built-in cameras in the mobile handset field. Japan's consumer market is thus leading the world in forming a ubiquitous networked society (a society where everyone has access to information networks such as the Internet henever and wherever they want). Now that corpora- ons have also taken up this cause, more opportunities ›r establishing new businesses and reconstructing ıformation networks are emerging. National and local ›vernments are also launching full-fledged initiatives to ›nstruct electronic data processing infrastructure.

Through its mobile handset, PC, BIGLOBE and other ısinesses, NEC is working to make the lives of con- ımers more comfortable, convenient and enjoyable. ›r corporations, national and local governments and ıstomers in the telecommunications industry, NEC ans to actively provide solutions that leverage its exper- se in both IT and network technologies, to satisfy the ›w demands of the ubiquitous networked society.

In the Semiconductor Solutions field, NEC Electronics ›rporation was listed on the First Section of the Tokyo ock Exchange in July of this year. We believe that as a ted company NEC Electronics is now able to operate its ısinesses more effectively as a result of faster decision- aking procedures and a robust financial structure. We pect that this, in turn, will place NEC Electronics in a ronger position to compete with other global semicon- ıctor companies. In addition, we will continue to actively ek synergies between NEC and NEC Electronics.

CLOSING

addition to the above-mentioned management initia- es, NEC will continue to make every effort to improve the quality and safety of its products and services, while upholding high ethical standards. NEC remains commit- ted to carrying out its operations with the primary goal of maximizing shareholder value.

We ask for your continued understanding and support.

October 23, 2003

Hajime Sasaki
Chairman of the Board

Koji Nishigaki
Vice Chairman of the Board

Akinobu Kanasugi
President

ONSOLIDATED BALANCE SHEETS

:C CORPORATION AND CONSOLIDATED SUBSIDIARIES
; of September 30, 2002 and 2003 (unaudited)

	In millions of yen		In thousands of U.S. dollars
SSETS	2002	**2003**	**2003**
urrent assets:			
Cash and cash equivalents	¥ 272,859	**¥ 448,303**	**$ 4,038,766**
Notes receivable, trade	21,727	**18,484**	**166,523**
Accounts receivable, trade	686,429	**750,874**	**6,764,631**
Allowance for doubtful notes and accounts	(32,267)	**(31,640)**	**(285,045)**
Current portion of investment in leases	244,640	**–**	**–**
Inventories	636,261	**631,271**	**5,687,126**
Deferred tax assets	150,212	**117,096**	**1,054,918**
Prepaid expenses and other current assets	111,931	**87,552**	**788,757**
Total current assets	2,091,792	**2,021,940**	**18,215,676**
ıvestments and long-term receivables:			
Marketable securities	165,981	**140,021**	**1,261,450**
Investments and advances:			
Affiliated companies	143,583	**152,872**	**1,377,225**
Other	153,590	**143,670**	**1,294,324**
Long-term receivables, trade	30,643	**24,397**	**219,793**
Investment in leases	247,442	**–**	**–**
	741,239	**460,960**	**4,152,792**
roperty, plant and equipment:			
Land	103,788	**107,262**	**966,324**
Buildings	910,306	**857,810**	**7,728,018**
Machinery and equipment	2,018,850	**1,857,377**	**16,733,126**
Construction in progress	59,034	**32,574**	**293,460**
	3,091,978	**2,855,023**	**25,720,928**
Accumulated depreciation	(2,147,723)	**(2,047,202)**	**(18,443,261)**
	944,255	**807,821**	**7,277,667**
ther assets:			
Deferred tax assets	454,663	**534,522**	**4,815,514**
Goodwill	46,619	**45,846**	**413,027**
License fees and other intangibles	35,352	**36,665**	**330,315**
Other	261,466	**232,746**	**2,096,811**
	798,100	**849,779**	**7,655,667**
	¥ 4,575,386	**¥ 4,140,500**	**$ 37,301,802**

'ote: Interest-bearing debt as of September 30, 2003 was ¥1,382.8 billion ($12,458 million), a decrease of ¥751.0 billion from ¥2,133.8 billion as of September 30, 2002. This was mainly due to the deconsolidation of NEC Leasing, Ltd. Excluding the effect of this change, interest-bearing debt decreased ¥206.3 billion.

ABILITIES AND SHAREHOLDERS' EQUITY	In millions of yen 2002	2003	In thousands of U.S. dollars 2003
urrent liabilities:			
Short-term borrowings	¥ 406,848	**¥ 207,515**	**$ 1,869,505**
Current portion of long-term debt	337,648	**250,469**	**2,256,477**
Notes payable, trade	39,487	**39,245**	**353,559**
Accounts payable, trade	684,256	**817,158**	**7,361,784**
Accounts payable, other and accrued expenses	252,127	**251,708**	**2,267,640**
Accrued income taxes	35,750	**30,163**	**271,739**
Other current liabilities	161,422	**131,743**	**1,186,873**
Total current liabilities	1,917,538	**1,728,001**	**15,567,577**
ng-term liabilities:			
Long-term debt	1,389,338	**924,854**	**8,332,018**
Accrued pension and severance costs	459,220	**706,083**	**6,361,108**
Other	29,000	**32,862**	**296,054**
	1,877,558	**1,663,799**	**14,989,180**
inority shareholders' equity in consolidated subsidiaries	152,465	**259,521**	**2,338,027**
eferred securities issued by a subsidiary	97,500	**98,100**	**883,784**
mmitments and contingent liabilities			
areholders' equity:			
Common stock:			
Authorized — 3,200,000,000 shares			
Issued 2002 — 1,656,268,189 shares	244,726		
2003 — 1,656,268,189 shares		**244,726**	**2,204,739**
Additional paid-in capital	361,820	**362,016**	**3,261,405**
Retained earnings	67,162	**52,102**	**469,387**
Accumulated other comprehensive income (loss)	(140,893)	**(265,015)**	**(2,387,522)**
	532,815	**393,829**	**3,548,009**
Treasury stock, at cost:			
2002 — 2,507,344 shares	(2,490)		
2003 — 2,661,793 shares		**(2,750)**	**(24,775)**
	530,325	**391,079**	**3,523,234**
	¥4,575,386	**¥4,140,500**	**$37,301,802**

ONSOLIDATED STATEMENTS OF OPERATIONS, OMPREHENSIVE INCOME (LOSS) AND RETAINED EARNINGS

:C CORPORATION AND CONSOLIDATED SUBSIDIARIES
ɪr the six months ended September 30, 2001, 2002 and 2003 (unaudited)

	In millions of yen			In thousands of U.S. dollars
	2001	2002	**2003**	**2003**
ıles and other income:				
Net sales	¥2,468,047	¥2,173,878	**¥2,283,019**	**$20,567,739**
Interest, gain on securities sold, dividends and other	59,623	79,765	**36,118**	**325,387**
Gain due to stock issuances by subsidiaries	–	20,790	**53,808**	**484,757**
	2,527,670	2,274,433	**2,372,945**	**21,377,883**
osts and expenses:				
Cost of sales	1,836,319	1,572,488	**1,676,519**	**15,103,775**
Selling, general and administrative	626,394	574,669	**548,478**	**4,941,243**
Interest	26,663	17,307	**14,131**	**127,307**
Other	72,560	89,593	**56,030**	**504,775**
	2,561,936	2,254,057	**2,295,158**	**20,677,100**
ıcome (loss) before income taxes	(34,266)	20,376	**77,787**	**700,783**
rovision (benefit) for income taxes	(14,829)	8,558	**38,893**	**350,387**
ıcome (loss) before minority interest, equity in earnings (losses) of ıffiliated companies and cumulative effect of accounting change	(19,437)	11,818	**38,894**	**350,396**
linority interest in income (losses) of consolidated subsidiaries	(233)	931	**6,933**	**62,459**
ıcome (loss) before equity in earnings (losses) of affiliated companies ınd cumulative effect of accounting change	(19,204)	10,887	**31,961**	**287,937**
quity in earnings (losses) of affiliated companies	(8,097)	(9,850)	**(16,464)**	**(148,324)**
ıcome (loss) before cumulative effect of accounting change	(27,301)	1,037	**15,497**	**139,613**
umulative effect of accounting change, net of tax	(2,595)	–	**–**	**–**
et income (loss)	(29,896)	1,037	**15,497**	**139,613**
omprehensive income (loss):				
Other comprehensive income (loss), net of tax:				
Foreign currency translation adjustments	(2,369)	(10,846)	**(12,257)**	**(110,424)**
Minimum pension liability adjustment	6,627	7,907	**12,634**	**113,820**
Unrealized gains (losses) on marketable securities	(44,336)	(33,037)	**21,119**	**190,261**
Unrealized gains (losses) on delivative financial instruments	268	520	**(94)**	**(847)**
Cumulative effect of accounting change	(3,606)	–	**–**	**–**
Other comprehensive income (loss)	(43,416)	(35,456)	**21,402**	**192,810**
Comprehensive income (loss)	¥ (73,312)	¥ (34,419)	**¥ 36,899**	**$ 332,423**
etained earnings:				
Balance at beginning of period	¥ 388,079	¥ 66,125	**¥ 41,567**	**$ 374,477**
Net income (loss)	(29,896)	1,037	**15,497**	**139,613**
Dividends	(4,967)	–	**(4,962)**	**(44,703)**
Balance at end of period	¥ 353,216	¥ 67,162	**¥ 52,102**	**$ 469,387**

;ONSOLIDATED STATEMENTS OF CASH FLOWS (CONDENSED)

IEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
or the six months ended September 30, 2001, 2002 and 2003 (unaudited)

	In millions of yen			In thousands of U.S. dollars
	2001	2002	**2003**	**2003**
. Net cash provided by operating activities:				
Net income (loss)	¥ (29,896)	¥ 1,037	**¥ 15,497**	**$139,613**
Depreciation	118,041	95,631	**83,003**	**747,775**
Other	(58,918)	(46,043)	**8,580**	**77,297**
	29,227	50,625	**107,080**	**964,685**
. Net cash used in investing activities	(134,103)	(10,450)	**(8,807)**	**(79,342)**
ree cash flow (I+II)	(104,876)	40,175	**98,273**	**885,343**
I. Net cash provided by (used in) financing activities	(44,966)	(139,478)	**5,673**	**51,108**
ffect of exchange rate changes on cash and cash equivalents	(2,333)	(5,610)	**12**	**108**
let increase (decrease) in cash and cash equivalents	¥(152,175)	¥(104,913)	**¥103,958**	**$936,559**

;EGMENT INFORMATION

EC CORPORATION AND CONSOLIDATED SUBSIDIARIES
or the six months ended September 30, 2001, 2002 and 2003 (unaudited)

usiness segments
. Sales

	In millions of yen			In thousands of U.S. dollars
	2001	2002	**2003**	**2003**
ales:				
IT Solutions business:				
External customers	¥ 882,049	¥ 865,826	**¥ 855,648**	**$ 7,708,541**
Intersegment	79,232	83,867	**93,837**	**845,378**
Total	961,281	949,693	**949,485**	**8,553,919**
Network Solutions business:				
External customers	1,017,134	653,358	**809,158**	**7,289,712**
Intersegment	42,963	51,660	**43,413**	**391,108**
Total	1,060,097	705,018	**852,571**	**7,680,820**
Electron Devices business:				
External customers	345,491	434,939	**400,541**	**3,608,477**
Intersegment	84,500	41,982	**60,379**	**543,955**
Total	429,991	476,921	**460,920**	**4,152,432**
Others:				
External customers	193,225	203,379	**217,672**	**1,961,009**
Intersegment	110,877	100,793	**95,854**	**863,550**
Total	304,102	304,172	**313,526**	**2,824,559**
Eliminations	(306,894)	(270,953)	**(293,483)**	**(2,643,991)**
lectronics business total	2,448,577	2,164,851	**2,283,019**	**20,567,739**
easing business:				
External customers	30,148	16,376	**–**	**–**
Intersegment	4,617	3,251	**–**	**–**
Total	34,765	19,627	**–**	**–**
liminations	(15,295)	(10,600)	**–**	**–**
onsolidated total	¥2,468,047	¥2,173,878	**¥2,283,019**	**$20,567,739**

. Segment profit or loss

	In millions of yen			In thousands of U.S. dollars
	2001	2002	2003	2003
;egment profit (loss):				
IT Solutions business	¥ 18,789	¥ 29,903	**¥ 33,992**	**$ 306,234**
Network Solutions business	54,965	12,176	**25,002**	**225,243**
Electron Devices business	(55,301)	(5,059)	**21,645**	**195,000**
Others	2,628	3,442	**308**	**2,775**
Total	21,081	40,462	**80,947**	**729,252**
Eliminations	1,785	1,213	**(3,432)**	**(30,918)**
Unallocated corporate expenses	(18,987)	(17,706)	**(19,493)**	**(175,613)**
.lectronics business total	3,879	23,969	**58,022**	**522,721**
easing business	2,802	3,941	**–**	**–**
liminations	(1,347)	(1,189)	**–**	**–**
	5,334	26,721	**58,022**	**522,721**
'ther income	59,623	100,555	**89,926**	**810,144**
'ther expenses	(99,223)	(106,900)	**(70,161)**	**(632,082)**
:onsolidated income (loss) before income taxes	¥(34,266)	¥ 20,376	**¥ 77,787**	**$ 700,783**

'RINCIPAL ACCOUNTING OFFICER'S CERTIFICATE

ı my opinion, the accompanying consolidated balance sheets, onsolidated statements of operations, comprehensive income oss) and retained earnings and cash flows (condensed) and egment information present fairly the financial position of NEC orporation and its consolidated subsidiaries at September 30, 003, and the results of their operations and their cash flows ›r the six months then ended, in conformity with accounting rinciples generally accepted in the United States of America.

October 23, 2003



Shigeo Matsumoto
Executive Vice President
and Member of the Board

NVESTOR INFORMATION

ransfer Agent for Common Stock
he Sumitomo Trust and Banking Company, Limited
-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8233, Japan

tock Exchange Listings and Quotations
IEC common stock is listed on the Tokyo and four other stock xchanges in Japan. Overseas listings are on the Swiss Exchange n the form of Swiss Bearer Depositary Receipts), the Frankfurt tock Exchange (in the form of a Global Bearer Certificate), the ondon Stock Exchange, and Amsterdam Exchanges.
merican Depositary Receipts for common stock (Symbol: NIPNY) re quoted in the NASDAQ system in the United States.

epositary for American Depositary Receipts (ADRs)
he Bank of New York
01 Barclay Street, New York, NY 10286, U.S.A.
el: (212) 815-2042
.S. toll free: (888) 269-2377 (888-BNY-ADRS)
ttp: //www.adrbny.com
atio: 1 ADR=1 ordinary share

ponsoring Bank for Global Bearer Certificate (GBC)
eutsche Bank A.G.
aunusanlage 12, 60325 Frankfurt am Main, Germany

epositary Agent for Swiss Bearer Depositary Receipts (SBDRs)
BS AG
.O. Box CH-8098, Zurich, Switzerland

COMPOSITION OF SHAREHOLDERS
(% of shares held)



National Government and Local Governments 0.01%
Japanese Corporations 40.75%
Foreign Investors 29.69%
Japanese Individuals and Others 29.55%
Financial Institutions 34.85%
Other Corporations 5.10%
Securities Companies 0.80%

(As of September 30, 2003)

AUTIONARY STATEMENTS:
ıe statements in this semiannual report with respect to NEC's current plans, strategies and beliefs, as well as other statements that are ɔt historical facts, are forward-looking statements. Forward-looking statements include but are not limited to those using words such as ɔelieves," "anticipates," "expects," "intends," "plans," "forecast," and "strategy" and words of similar meaning. Such forward-looking :atements are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking :atements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking :atements, and therefore you should not to place undue reliance on them. We do not intend to update these forward-looking statements, hether as a result of new information, future events or otherwise, except as may be required by applicable laws. The risks and uncertain- əs that could cause actual results to differ materially from such statements include, but are not limited to, (i) general economic conditions NEC's markets, which are primarily Japan, North America, Asia and Europe; (ii) fluctuating demand for, and competitive pricing pressure ı, NEC's products and services in the marketplace; (iii) NEC's ability to continue to win acceptance of its products and services in these ghly competitive markets; and (iv) movements of currency exchange rates, particularly the rate between the yen and the U.S. dollar, in hich NEC makes significant sales.

FINANCIAL HIGHLIGHTS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the six months ended September 30, 2001, 2002 and 2003

	In millions of yen			In thousands of U.S. dollars[1]	Percent change
	2001	2002	**2003**	**2003**	2003/2002
Net sales	¥2,468,047	¥2,173,878	**¥2,283,019**	**$20,567,739**	5.0%
Japan[2]	2,040,748	1,783,192	**1,808,049**	**16,288,730**	1.4
Overseas[2]	427,299	390,686	**474,970**	**4,279,009**	21.6
Income (loss) before income taxes	(34,266)	20,376	**77,787**	**700,783**	–
Provision (benefit) for income taxes	(14,829)	8,558	**38,893**	**350,387**	–
Net income (loss)	(29,896)	1,037	**15,497**	**139,613**	–
Per share of common stock (in yen and U.S. dollars):					
Net income (loss)					
Basic	(18.07)	0.63	**9.38**	**0.085**	–
Diluted	(18.07)	0.60	**8.70**	**0.078**	–
Cash dividends	3.00	–	**3.00**	**0.027**	–
Total assets	5,075,687	4,575,386	**4,140,500**	**37,301,802**	–9.5
Shareholders' equity	835,729	530,325	**391,079**	**3,523,234**	–26.3

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥111=U.S.$1.
2. Attributed to geographic areas based on the country location of NEC Corporation or subsidiaries.

NET SALES



Billion ¥)
0
500
1,000
1,500
2,000
2,500
2003
2,283
2002
2,174
2001
2,468

NET INCOME (LOSS)



(Billion ¥)
–40
–20
0
20
2003
15
2002
1
2001
–30

NET INCOME (LOSS)
PER SHARE OF COMMON STOCK (DILUTED)



(¥)
–20
–10
0
10
2003
8.7
2002
0.6
2001
–18.1

SHAREHOLDERS' EQUITY



(Billion ¥)
0
200
400
600
800
1,000
2003
391
2002
530
2001
836

NEC Corporation
7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan
Telephone: +81-3-3454-1111
NEC home page: http://www.nec.com
Investor Relations home page: http://www.nec.co.jp/ir/en

NSN 1083 ISSN 0910-0245

Printed in Japan